SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

(Amendment No. __)*

Liberty Media Corporation
(Name of Issuer)

Liberty Series A Common Stock, par value $.01 per share
(Title of Class of Securities)

530718105
(CUSIP Number)

September 17, 2003
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

 ☒ Rule 13d-1(c)

 ☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 530718105	13G

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast QVC, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
6.	SHARED VOTING POWER -217,709,773-
7.	SOLE DISPOSITIVE POWER -0-
8.	SHARED DISPOSITIVE POWER -217,709,773-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -217,709,773-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 530718105	13G

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast Programming Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
6.	SHARED VOTING POWER -217,709,773-
7.	SOLE DISPOSITIVE POWER -0-
8.	SHARED DISPOSITIVE POWER -217,709,773-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -217,709,773-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 530718105	13G

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast Holdings Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
6.	SHARED VOTING POWER -217,709,773-
7.	SOLE DISPOSITIVE POWER -0-
8.	SHARED DISPOSITIVE POWER -217,709,773-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -217,709,773-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 530718105	13G

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast Corporation (formerly named AT&T Comcast Corporation)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
6.	SHARED VOTING POWER -217,709,773-
7.	SOLE DISPOSITIVE POWER -0-
8.	SHARED DISPOSITIVE POWER -217,709,773-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -217,709,773-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12.	TYPE OF REPORTING PERSON CO

Item 1(a).   Name of Issuer:

Liberty Media Corporation

Item 1(b).  Address of Issuer’s Principal Executive Offices:

12300 Liberty Boulevard
Englewood, Colorado 80112

Item 2(a).  Names of Persons Filing:

  This statement is filed on behalf of the persons identified below (the “Reporting Persons”).

Comcast QVC, Inc.

Comcast Programming Holdings, Inc.

Comcast Holdings Corporation

Comcast Corporation

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Comcast QVC, Inc. and Comcast Programming Holdings, Inc. is 1201 N. Market Street, Suite 1405, Wilmington, Delaware 19801.

The address of the principal business office of each of Comcast Holdings Corporation and Comcast Corporation is 1500 Market Street, Philadelphia, PA 19102.

Item 2(c).  Citizenship:

Comcast QVC, Inc. – Delaware

Comcast Programming Holdings, Inc. – Delaware

Comcast Holdings Corporation – Pennsylvania

Comcast Corporation – Pennsylvania

Item 2(d).  Title of Class of Securities:

Liberty Series A Common Stock, par value $.01 per share (“Series A Common Stock”)

Item 2(e).  CUSIP Number:

530718105

Item 3.   If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)     ☐    Broker or dealer registered under Section 15 of the Exchange Act;

(b)     ☐    Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)     ☐     Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)     ☐    Investment company registered under Section 8 of the Investment Company Act;

(e)     ☐     An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)      ☐    An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)     ☐     A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)     ☐     A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)      ☐     A church plan that is excluded from the definition of an investment company under Section 3(c)(14)
               of the Investment Company Act;

(j)      ☐    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

(a)	Amount beneficially owned: 217,709,773

(b)	Percent of class: 8.8%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: -0-

	(ii)	Shared power to vote or to direct the vote: -217,709,773-

	(iii)	Sole power to dispose or to direct the disposition of: -0-

	(iv)	Shared power to dispose or to direct the disposition of: 217,709,773

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.   Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported
                on by the Parent Holding Company.

Comcast QVC, Inc. owns 217,709,773 shares of Series A Common Stock.

Comcast QVC, Inc. is a direct, wholly-owned subsidiary of Comcast Programming Holdings, Inc.

Comcast Programming Holdings, Inc. is a direct, wholly-owned subsidiary of Comcast Holdings Corporation.

Comcast Holdings Corporation is a direct, wholly-owned subsidiary of Comcast Corporation.

Item 8.   Identification and Classification of Members of the Group.

Not applicable

Item 9.   Notice of Dissolution of Group.

Not applicable

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2003	COMCAST QVC, INC.
	By:	/s/ Rosemarie S. Teta
Name: Rosemarie S. Teta
Title: Vice President

COMCAST PROGRAMMING HOLDINGS, INC.
	By:	/s/ Rosemarie S. Teta
Name: Rosemarie S. Teta
Title: Vice President

COMCAST HOLDINGS CORPORATION
	By:	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

COMCAST CORPORATION
	By:	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

SCHEDULES

Schedule I	Joint Filing Agreement dated September 24, 2003 among Comcast QVC, Inc., Comcast Programming Holdings, Inc., Comcast Holdings Corporation and Comcast Corporation.

SCHEDULE I

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that Schedule 13G with respect to the Liberty Series A Common Stock, par value $.01 per share, of Liberty Media Corporation shall be filed on behalf of each of the undersigned and acknowledges that as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all such counterparts taken together shall constitute one and the same instrument.

Date: September 24, 2003	COMCAST QVC, INC.
	By:	/s/ Rosemarie S. Teta
Name: Rosemarie S. Teta
Title: Vice President

COMCAST PROGRAMMING HOLDINGS, INC.
	By:	/s/ Rosemarie S. Teta
Name: Rosemarie S. Teta
Title: Vice President

COMCAST HOLDINGS CORPORATION
	By:	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

COMCAST CORPORATION
	By:	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President